

SI   19003257

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1851 Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One American Row

(No. and Street)

Hartford   Connecticut   06102-5056
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary C. Tebbetts   518-479-8353

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP

(Name – *if individual, state last, first, middle name*)

350 Church Street   Hartford   CT.   06103
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☑ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 7 2019

Washington DC
413

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary C. Tebbetts _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
1851 Securities, Inc. _____, as
of December 31, _____, 20 18 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

Jessie O. Karff
_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1851 Securities, Inc.
(a wholly-owned subsidiary of NSRE BD Holdco, LLC)
Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2018

1851 Securities, Inc.
<u>Table of Contents</u>

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3	13

CohnReznick LLP
cohnreznick.com



CohnReznick
ADVISORY · ASSURANCE · TAX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of 1851 Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1851 Securities, Inc. (a Delaware corporation) as of December 31, 2018, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes and Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of 1851 Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 1851 Securities, Inc.'s management. Our responsibility is to express an opinion on 1851 Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 1851 Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of 1851 Securities, Inc.'s financial statements. The supplemental information is the responsibility of 1851 Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as 1851 Securities, Inc.'s auditor since 2013.

CohnReznick LLP

Hartford, Connecticut
February 22, 2019

1851 Securities, Inc.
Statement of Financial Condition as of December 31, 2018

Assets:

Cash	$ 1,511,898
12b-1 fees receivable from affiliate	560,301
Commission allowance receivable from affiliate	23,460
Prepaid regulatory expenses	20,632
Total assets	**$ 2,116,291**

Liabilities:

Commission payable to third parties	$ 23,460
Payable to affiliate	580,934
Total liabilities	**604,394**

Stockholder's Equity:

Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	10,011,607
Accumulated deficit	(8,499,711)
Total stockholder's equity	**1,511,897**
Total liabilities and stockholder's equity	**$ 2,116,291**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.

Statement of Operations for the Year Ended December 31, 2018

Revenues:	
12b-1 fees	$ 2,631,537
Commission allowance	5,785,213
Interest income	11,887
Miscellaneous income	105,535
Total revenues	**8,534,172**
Expenses:	
12b-1 expense	2,631,537
Commission expense	5,785,213
Salary and other compensation	321,500
Regulatory fees	45,984
Other operating expenses	50,277
Total expenses	**8,834,511**
Loss before income taxes	**(300,339)**
Income tax benefit	-
Net loss	**$ (300,339)**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2018

Common Stock:

Balance, beginning of year	$	1
Common shares issued		–
Balance, end of year	**$**	**1**

Additional Paid-in Capital:

Balance, beginning of year	$	9,699,381
Capital contribution received from parent		312,226
Balance, end of year	**$**	**10,011,607**

Accumulated Deficit:

Balance, beginning of year	$	(8,199,372)
Net loss		(300,339)
Balance, end of year	**$**	**(8,499,711)**

Total Stockholder's Equity:

Balance, beginning of year	$	1,500,010
Change in stockholder's equity		11,887
Balance, end of year	**$**	**1,511,897**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Cash Flows for the Year Ended December 31, 2018

Cash Flows from Operating Activities:
Net loss $ (300,339)

Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Decrease in 12b-1 fees receivable from affiliate   121,556
Increase in commission allowance receivable from affiliate   (11,858)
Increase in prepaid regulatory expenses   (2,881)
Increase in commission payable to third parties   11,858
Decrease in payable to affiliate   (118,675)
  Cash used in operating activities   (300,339)

Cash Flows from Financing Activities:
Capital contribution from parent   312,226
  Cash provided by financing activities   312,226

Net increase in cash   11,887

Cash, beginning of year   1,500,011
Cash, end of year $ 1,511,898

During the year ended December 31, 2018, the Company received no cash contributions but received $312,226 in non-cash contributions by PM Holdings, Inc. related to operating expenses paid on 1851 Securities, Inc.'s behalf by The Phoenix Companies, Inc. in accordance with their expense agreement (see Note 2 for additional information on transactions with affiliates).

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Notes to Financial Statements

1. **Nature of Business and Summary of Significant Accounting Policies**

   Description of Business

   1851 Securities, Inc. ("1851" or the "Company") is a Delaware company organized on January 6, 2010 and licensed as a securities broker and dealer with the Financial Industry Regulatory Authority ("FINRA") on September 7, 2010. 1851 is a wholly-owned subsidiary of NSRE BD Holdco, LLC ("BD Holdco") whose ultimate parent is Nassau Insurance Group Holdings, L. P. ("Nassau"). Founded in April 2015, Nassau is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain.

   On October 1, 2018, 1851 was sold by PM Holdings, Inc. to BD Holdco, an affiliate.

   1851 is the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: Nassau Life Insurance Company of New York ("NNY"), formerly Phoenix Life Insurance Company, PHL Variable Insurance Company ("PHL") and Nassau Life and Annuity Company ("NLA"), formerly Phoenix Life and Annuity Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. 1851 is authorized to do business in 49 states, the exception being Tennessee, as well as the District of Columbia.

   1851 earns commission allowance based on contractual rates when the variable life or annuity product premium is funded and has no obligation past this milestone to perform services.

   Basis of Presentation

   The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

   Cash and Cash Equivalents

   Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2018.

   Income Taxes

   The Company is included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by The Nassau Companies of New York ("NCNY") through September 30, 2018. On October 1, 2018, PM Holdings Inc. ("PM Holdings") sold 100% of the stock of the Company to NSRE BD Holdco, LLC, a disregarded entity for U.S. federal income tax purposes that is wholly-owned by Nassau Reinsurance, LLC ("NSRE LLC"). As such, the Company will no longer be included in the NCNY consolidated federal return and anticipates filing a consolidated federal income tax return with NSRE LLC. The Company did not recognize any gain or loss for tax purposes associated with the transaction.

   The Company records income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company filed on a stand-alone basis. Settlement of the income tax expense or benefit for tax periods prior to September 30, 2018 is governed by the tax sharing agreement between the Company, NCNY and other affiliates. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

   Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the differences between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

1851 Securities, Inc.
Notes to Financial Statements

The Company's federal and state income tax returns prior to fiscal year 2015 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Revenue Recognition

12b-1 revenue is recorded as income during the period that the income is earned and is based on the daily net assets of the underlying investments funding the variable life and annuity business of 1851's affiliates. 1851 also receives compensation from affiliates for commission expenses incurred by 1851. Commission allowances are recognized at the same time the expense is incurred on the books of 1851.

1851 provides distribution services and 1851's obligation is to stand ready to provide the same distribution services daily. The nature of 1851's obligation does not change from day to day, even though the underlying activities could vary from day to day. 1851 promises to provide a series of distinct (i.e., daily) stand-ready distribution services that are accounted for as a single performance obligation on a daily basis as the services are performed.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 establishes the principles to apply in determining the amount and timing of revenue recognition. The core principle is that a company will recognize revenue when it transfers control of goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The Company adopted ASU 2014-09 upon its effective date of January 1, 2018. The adoption had no impact on the financial results in 2018.

Concentration of Business

At December 31, 2018, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2018, the Company has uninsured cash in the amount of $1,261,898.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Transactions with Affiliates

1851 has an expense agreement dated August 15, 2010 as amended, as of January 1, 2012, June 1, 2014, June 1, 2015 and June 1, 2016 with an affiliate, PHL. On June 1, 2017, the agreement was amended with an affiliate, The Phoenix Companies, Inc. On October 13, 2018, the agreement was amended with an affiliate, The Nassau Companies of New York, Inc. ("Nassau Re"). Under the terms of the expense agreement, the affiliates agreed to pay all operating expenses on the Company's behalf. These operating expenses include general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, Central Registration Depository account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e. income, franchise, privilege). 1851 is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of 1851's business. 1851 incurred $417,761 in operating expenses for the year ended December 31, 2018 in accordance with the expense agreements. From January 1, 2018 through

October 12, 2018, $312,226 was paid by The Phoenix Companies, Inc., an affiliate. Payment of these expenses, by the affiliate, was reflected in the statements as a capital contribution within additional paid-in capital from 1851's parent at the time, PM Holdings, Inc. Such expenses may not represent the amount that 1851 would report if such relationship would not exist.

Per the June 1, 2017 expense agreement, as amended, as of October 13, 2018, 1851 shall also pay an administrative expense to The Phoenix Companies, Inc. (January 1, 2018 through October 12, 2018) and Nassau Re (October 13, 2018 through December 31, 2018) an amount equal to the revenues of 1851. To the extent that 1851's expenses exceeded revenues, 1851 has no obligation to reimburse the affiliates for the difference. 1851 incurred administrative expense of $2,631,537 in 12b-1 fees and $5,785,213 in commission expense to related third parties during the year ended December 31, 2018.

1851 performs underwriting services for NNY, PHL and NLAC, all wholly-owned subsidiaries of Nassau Re. Commission income earned from these affiliates during the year ended December 31, 2018 was $5,785,213.

The Company has no employees.

3. Regulatory Matters

Net Capital Requirement

1851 is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the Company is subject to the SEC Uniform Net Capital Rule, which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's Net Capital exceeded this minimum throughout 2018.

At December 31, 2018, 1851 had Net Capital of $907,504 and a Net Capital requirement of $40,293 as defined by Rule 15c3-1. Rule 15c3-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. At December 31, 2018, 1851 had an aggregate indebtedness to Net Capital ratio of 0.67 to 1.

Exemption from Reserve Requirements

1851 does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers. The Company's capital exceeded this minimum throughout 2018.

1851 deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Security Investors Protection Corporation under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970. As of December 31, 2018, 1851 was in compliance with the conditions of this exemption.

4. Commitments and Contingencies

1851 may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

5. Income Taxes

The components of the income tax expense for the year ended December 31 were as follows:

	2018
Current	$ -
Deferred	-
Total income tax expense	$ -

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense as reported:

	2018
Statutory rate	21.0%
Valuation allowance	(21.0%)
Other	(0.0%)
Effective income tax rate	0.0%

The following summarizes the deferred income taxes for the year ended December 31:

	2018
Deferred Tax Assets	
Federal net operating loss carryforward	$ 1,784,939
State net operating loss carryforward	635,161
Gross deferred tax assets	2,420,100
Less valuation allowance	(2,420,100)
Net deferred tax assets	$ -

At December 31, 2018, 1851 has federal net operating loss carryforwards of $8,199,371 that are scheduled to expire between 2030 and 2036 and state net operating loss carryforwards of $8,209,644 that are scheduled to expire between 2030 and 2036. The federal net operating losses generated in 2018 will be carried forward indefinitely as a result of Tax Reform.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

Based on this assessment, the Company has determined that it is not likely that the Company will realize such deferred tax assets and, therefore, a full valuation allowance has been established related to the $2,420,100 of gross deferred tax assets at December 31, 2018. This is an increase of $82,510 from the year ended December 31, 2017.

As of December 31, 2018, 1851 does not have an asset for unrecognized tax benefits recorded in its financial statements. 1851 does not anticipate any material change in this position in the next 12 months.

There were no income taxes paid during the year ended December 31, 2018.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. The rate reduction took effect on January 1, 2018. These tax law changes did not materially impact the Company's financial statements.

6. Subsequent Events

The Company evaluated events subsequent to December 31, 2018 and through February 22, 2019, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

1851 Securities, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2018

Net capital

Total stockholder's equity	$ 1,511,897
Deduct assets not allowable for net capital	
12b-1 fees receivable from affiliate	560,301
Commission allowance receivable from affiliate	23,460
Prepaid regulatory expenses	20,632
Total deductions from net capital	604,393
Net capital before specific reduction in the market value of securities	907,504
Less securities haircuts pursuant to Rule 15c3-1	-
Net capital	$ 907,504

Aggregate indebtedness

Items included in statement of financial condition	
Commission payable to third parties	$ 23,460
Payable to affiliate	580,934
Total aggregate indebtedness	$ 604,394

Computation of basic net capital requirement

Minimum net capital required (based upon aggregate indebtedness)	$ 40,293
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 40,293
Excess in net capital	$ 867,211
Excess in net capital at 1,000%	$ 847,065
Ratio: aggregate indebtedness to net capital	0.67 to 1

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2018)

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report as filed on January 24,2019.

See Report of Independent Registered Public Accounting Firm.

1851 Securities, Inc.
Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2018 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.

1851 Securities, Inc.
Schedule III

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

As of December 31, 2018

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2018 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

CohnReznick LLP
cohnreznick.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of 1851 Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 1851 Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which 1851 Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) 1851 Securities, Inc. stated that 1851 Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. 1851 Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1851 Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Hartford, Connecticut
February 22, 2019



NASSAU RE

One American Row
P.O. Box 5056
Hartford, CT 06102-5056

860-403-5000
www.nsre.com

1851 Securities, Inc.
Exemption Report for the Period January 1, 2018 through December 31, 2018

1851 Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

1851 Securities, Inc.

I, Gary C. Tebbetts, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Gary C. Tebbetts

Title: Chief Financial Officer

February 22, 2019